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SECURIT 13026417 ISSION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-16335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
TD Ameritrade Clearing, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South 108th Avenue
(No. and Street)

Omaha	NE	68154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Gerber — (402) 827-8933
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *if individual, state last, first, middle name*)

155 N. Wacker Dr.	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

DD 1/10/13
DD 1/10/13
KW 1/10/13

OATH OR AFFIRMATION

I, William J. Gerber swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Ameritrade Clearing, Inc., as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

William J. Gerber

Signature

Chief Financial Officer

Title

11-13-13

GENERAL NOTARY - State of Nebraska
NANCY L. LOWREY
My Comm. Exp. May 4, 2016

Nancy L. Lowrey

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (bound under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Ameritrade Clearing, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Statement of Financial Condition

September 30, 2013

Contents

1311-1161207

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
TD Ameritrade Clearing, Inc.

We have audited the accompanying statement of financial condition of TD Ameritrade Clearing, Inc. (the Company) as of September 30, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of this statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Ameritrade Clearing, Inc. as of September 30, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Chicago, Illinois
November 22, 2013

TD Ameritrade Clearing, Inc.
(An Indirect Wholly Owned Subsidiary of TD Ameritrade Holding Corporation)

Statement of Financial Condition
(In Millions, Except Share and Per Share Amounts)

September 30, 2013

Assets		
Cash and cash equivalents	$	193
Cash and investments segregated and on deposit for regulatory purposes		5,745
Securities borrowed		1,220
Receivable from brokers, dealers, and clearing organizations		126
Receivable from clients – net of allowance for doubtful accounts of $10		8,957
Receivable from affiliates		116
Other receivables – net of allowance for doubtful accounts of $0.6		73
Securities owned, at fair value		159
Deferred income taxes, net		43
Other assets		2
Total assets	$	16,634
Liabilities and stockholder's equity		
Liabilities:		
Securities loaned	$	1,948
Payable to brokers, dealers, and clearing organizations		25
Payable to clients		12,982
Payable to affiliates		51
Accounts payable and accrued liabilities		131
Securities sold, not yet purchased, at fair value		13
Total liabilities		15,150
Stockholder's equity:		
Common stock, $10 par value, 20,000 shares authorized; 9,946 shares issued and outstanding		–
Additional paid-in capital		508
Retained earnings		976
Total stockholder's equity		1,484
Total liabilities and stockholder's equity	$	16,634

See accompanying notes.

1. Basis of Presentation and Nature of Operations

Basis of Presentation

TD Ameritrade Clearing, Inc. (the Company) is an indirect wholly owned subsidiary of TD Ameritrade Holding Corporation (the Parent) through the Company's immediate parent, TD Ameritrade Online Holdings Corp. (TDAOH). The Company evaluated subsequent events through November 22, 2013, the date on which the statement of financial condition was available to be issued.

Nature of Operations

The Company is a securities broker-dealer that provides trade execution and clearing services on a fully disclosed basis to TD Ameritrade, Inc., an indirect wholly owned subsidiary of the Parent. The Company is required to comply with all applicable rules and regulations of the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the various securities exchanges in which it maintains membership.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers temporary, highly liquid investments with an original maturity of three months or less to be cash equivalents, except for amounts required to be segregated for regulatory purposes.

2. Significant Accounting Policies (continued)

Cash and Investments Segregated and on Deposit for Regulatory Purposes

Cash and investments segregated and on deposit for regulatory purposes consists primarily of qualified deposits in special reserve bank accounts for the exclusive benefit of clients under Rule 15c3-3 of the Securities Exchange Act of 1934 (the Exchange Act) and other regulations. Funds can be held in cash, reverse repurchase agreements, U.S. Treasury securities, and other qualified securities. Reverse repurchase agreements (securities purchased under agreements to resell) are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold, plus accrued interest. The Company's reverse repurchase agreements are collateralized by U.S. Treasury securities and generally have a maturity of seven days.

The Company performs clearing services for TD Ameritrade, Inc., which requires TD Ameritrade, Inc. to maintain accounts with the Company. To allow TD Ameritrade, Inc. to classify its assets held by the Company as allowable assets in its computation of net capital, the Company computes a separate reserve requirement for Proprietary Accounts of Introducing Brokers (PAIB). The Company had no PAIB reserve requirement at September 30, 2013.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. The related interest receivable from and the brokerage interest payable to broker-dealers are included in other receivables and in accounts payable and accrued liabilities, respectively, on the statement of financial condition.

Receivable from/Payable to Clients

Receivable from clients primarily consists of margin loans to securities brokerage clients, which are collateralized by client securities, and is carried at the amount receivable, net of an allowance for doubtful accounts that is primarily based on the amount of unsecured margin balances. Payable to clients primarily consists of client cash held in brokerage accounts and is carried at the amount of client cash on deposit.

2. Significant Accounting Policies (continued)

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded on a trade-date basis and carried at fair value. Securities held for trading or investment purposes are included in securities owned on the statement of financial condition.

Income Taxes

The Company files a consolidated U.S. income tax return with the Parent on a calendar year basis, combined returns for state tax purposes where required, and separate state income tax returns where required. The Company determines and records income taxes as if it were a separate taxpayer, pursuant to a tax sharing agreement with the Parent. Deferred tax assets and liabilities are determined based on the difference between the statement of financial condition carrying amounts and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the periods in which the deferred tax asset or liability is expected to be settled or realized. Uncertain tax positions are recognized if they are more likely than not to be sustained upon examination, based on the technical merits of the position. The amount of tax benefit recognized is the largest amount of benefit that is greater than 50% likely of being realized upon settlement.

Securities Transactions

Client securities trades are recorded on a settlement-date basis, with such trades generally settling within three business days after the trade date. Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected in the accompanying statement of financial condition.

2. Significant Accounting Policies (continued)

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-11, *Disclosures about Offsetting Assets and Liabilities,* and further clarified the scope of these disclosures by issuing ASU 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,* in January 2013. The amendments in these ASUs will enhance disclosures by requiring improved information about financial and derivative instruments, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either (1) offset (netting assets and liabilities) in accordance with Section 210-20-45 or Section 815-10-45 of the FASB Accounting Standards Codification (ASC) or (2) subject to an enforceable master netting arrangement or similar agreement. ASU 2011-11 and ASU 2013-01 are effective for annual periods beginning on or after January 1, 2013, and interim periods within those annual periods, and require retrospective disclosures for comparative periods presented. Therefore, these ASUs will be effective for the Company's fiscal year beginning October 1, 2013. Adoption of ASU 2011-11 and ASU 2013-01 is not expected to have a material impact on the Company's statement of financial condition.

3. Cash and Investments Segregated and on Deposit for Regulatory Purposes

Cash and investments segregated and on deposit for regulatory purposes consists of the following as of September 30, 2013 (in millions):

Reverse repurchase agreements (collateralized by U.S. government debt securities)	$ 2,618
U.S. government debt securities	1,995
Cash in demand deposit accounts	1,132
Total	$ 5,745

4. Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

Amounts receivable from and payable to brokers, dealers, and clearing organizations are comprised of the following as of September 30, 2013 (in millions):

Receivable:		
Securities failed to deliver	$	4
Deposits with clearing organizations		114
Other broker-dealer receivables		8
Total	$	126
Payable:		
Securities failed to receive	$	8
Clearing organizations		15
Other broker-dealer payables		2
Total	$	25

5. Income Taxes

As of September 30, 2013, temporary differences between the statement of financial condition carrying amounts and tax bases of assets and liabilities arise from the allowance for doubtful accounts, stock-based compensation, prepaid expenses, certain accrued liabilities, unrealized gains and losses, and the federal impact of state uncertain tax positions.

Net deferred tax assets consist of $44 million of deferred tax assets less $1 million of deferred tax liabilities as of September 30, 2013.

The Company's income tax returns are subject to review and examination by federal, state, and local taxing authorities. The federal returns for 2010 through 2012 remain open under the statute of limitations. The years open to examination by state and local government authorities vary by jurisdiction, but the statute of limitations is generally three to four years from the date the tax return is filed. It is reasonably possible that the gross unrecognized tax benefits as of September 30, 2013, could decrease by up to $5 million ($3 million net of the federal benefit on state matters) within the next 12 months as a result of settlements of certain examinations or expiration of the statute of limitations with respect to other tax filings.

5. Income Taxes (continued)

As of September 30, 2013, accrued interest and penalties included in accounts payable and accrued liabilities was $30 million.

6. Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Exchange Act), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined. Net capital and the related net capital requirement may fluctuate on a daily basis. The Company computes net capital under the alternative method as permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital of the greater of $1.5 million, which is based on the type of business conducted by the broker-dealer, or 2% of aggregate debit balances arising from client transactions.

Under the alternative method, a broker-dealer may not repay any subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent company or employees if such payment would result in a net capital amount of less than 5% of aggregate debit balances or less than 120% of its minimum dollar requirement. These net capital thresholds, which are specified in Exchange Act Rule 17a-11, are typically referred to as "early warning" net capital thresholds.

The following table summarizes the Company's net capital and net capital requirements as of September 30, 2013 (dollars in millions):

Net Capital	Required Net Capital (2% of Aggregate Debit Balances)	Net Capital in Excess of Required Net Capital	Net Capital in Excess of Early Warning Threshold (5% of Aggregate Debit Balances)	Ratio of Net Capital to Aggregate Debit Balances
$ 1,302	$ 222	$ 1,080	$ 746	11.70%

7. Employee Benefit Plans

The Parent has a 401(k) and profit-sharing plan covering eligible employees of the Company, under which the Company's annual profit-sharing contributions are determined at the discretion of the Parent's Board of Directors. The Company also makes matching contributions pursuant to the plan document. The Company's employees also participate in the Parent's stock option and incentive plans.

8. Commitments and Contingencies

Lease Commitments

The Company leases facilities and certain office equipment on a month-to-month basis through an affiliated company.

Borrowing Arrangements

On June 28, 2011, the Company entered into a credit agreement consisting of a senior unsecured revolving credit facility in the aggregate principal amount of $300 million (the Revolving Facility). The maturity date of the Revolving Facility is June 28, 2014.

The applicable interest rate under the Revolving Facility is calculated as a per annum rate equal to, at the option of the Company, (a) LIBOR plus an interest rate margin (LIBOR loans) or (b) the federal funds effective rate plus an interest rate margin (Fed Funds Rate loans). The interest rate margin ranges from 1.00% to 2.00% for both LIBOR loans and Fed Funds Rate loans, determined by reference to the Parent's public debt ratings. The Company is obligated to pay a commitment fee ranging from 0.125% to 0.30% on any unused amount of the Revolving Facility, determined by reference to the Parent's public debt ratings. As of September 30, 2013, the interest rate margin would have been 1.00% for both LIBOR loans and Fed Funds Rate loans, and the commitment fee was 0.125%, each determined by reference to the Parent's public debt ratings. There were no borrowings outstanding under the Revolving Facility as of September 30, 2013.

8. Commitments and Contingencies (continued)

The Revolving Facility contains negative covenants that limit or restrict, subject to certain exceptions, the incurrence of liens, indebtedness of the Company, mergers, consolidations, change in nature of business, and the sale of all or substantially all of the assets of the Company. The Company is also required to maintain minimum tangible net worth and is required to maintain compliance with minimum regulatory net capital requirements. The Company was in compliance with all covenants under the Revolving Facility as of September 30, 2013.

Legal and Regulatory Matters

The Company is subject to lawsuits, arbitrations, claims, and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages. A substantial adverse judgment or other unfavorable resolution of these matters could have a material adverse effect on the Company's statement of financial condition or could cause the Company significant reputational harm. The Company believes, based on its current knowledge and after consultation with counsel, it has adequate legal defenses with respect to these legal proceedings in which it is a defendant or respondent, and the outcome of these pending proceedings is not likely to have a material adverse effect on the statement of financial condition of the Company. However, in light of the uncertainties involved in such matters, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential losses, if any, that may result from these matters.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential fines, penalties, or injunctive or other equitable relief, if any, that may result from these matters.

Income Taxes

The Company's federal and state income tax returns are subject to examination by taxing authorities. Because the application of tax laws and regulations to many types of transactions is subject to varying interpretations, amounts reported in the statement of financial condition could be significantly changed at a later date upon final determinations by taxing authorities.

8. Commitments and Contingencies (continued)

General Contingencies

In the ordinary course of business, there are various contingencies that are not reflected in the statement of financial condition. These include the Company's client activities involving the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to credit risk in the event the clients are unable to fulfill their contractual obligations.

The Company's client securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the client, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the client's account. In connection with these activities, the Company also executes and clears client transactions involving the sale of securities not yet purchased (short sales). Such margin-related transactions may expose the Company to credit risk in the event a client's assets are not sufficient to fully cover losses that the client may incur. The risks associated with margin credit increase during periods of rapid market movements or in cases where collateral is concentrated and market movements occur. In the event the client fails to satisfy its obligations, the Company has the authority to purchase or sell financial instruments in the client's account at prevailing market prices in order to fulfill the client's obligations. However, during periods of rapid market movements, clients who utilize margin credit and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. The Company seeks to mitigate the risks associated with its client margin activities by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels throughout each trading day and, pursuant to such guidelines, requires clients to deposit additional collateral or to reduce positions, when necessary. TD Ameritrade, Inc. reimburses the Company for unsecured losses resulting from client margin activities.

8. Commitments and Contingencies (continued)

The Company loans securities temporarily to other broker-dealers in connection with its broker-dealer business. The Company receives cash as collateral for the securities loaned. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis and requiring additional cash as collateral when necessary, and by participating in a risk-sharing program offered through the Options Clearing Corporation (OCC).

The Company borrows securities temporarily from other broker-dealers in connection with its broker-dealer business. The Company deposits cash as collateral for the securities borrowed. Decreases in securities prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return the cash deposited, the Company may be exposed to the risk of selling the securities at prevailing market prices. The Company mitigates this risk by requiring credit approvals for counterparties, by monitoring the collateral values on a daily basis and requiring collateral to be returned by the counterparties when necessary, and by participating in a risk-sharing program offered through the OCC.

The Company transacts in reverse repurchase agreements (securities purchased under agreements to resell) in connection with its broker-dealer business. The Company's policy is to take possession or control of securities with a market value in excess of the principal amount loaned, plus accrued interest, in order to collateralize resale agreements. The Company monitors the market value of the underlying securities that collateralize the related receivable on resale agreements on a daily basis and may require additional collateral when deemed appropriate.

As of September 30, 2013, client margin securities with a fair value of approximately $12.5 billion and stock borrowings with a fair value of approximately $1.2 billion were available to the Company to utilize as collateral on various borrowings or for other purposes. The Company had loaned approximately $1.9 billion and repledged approximately $1.8 billion of that collateral as of September 30, 2013.

8. Commitments and Contingencies (continued)

The Company is subject to cash deposit and collateral requirements with clearinghouses based on client trading activity. The following table summarizes cash deposited with and securities pledged to clearinghouses by the Company as of September 30, 2013 (in millions):

Cash	$	114
U.S. government debt securities		61
Total	$	175

Guarantees

The Company is a member of and provides guarantees to securities clearinghouses and exchanges in connection with client trading activities. Under related agreements, the Company is generally required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted to the clearinghouse as collateral. However, the potential for the Company to be required to make payments under these agreements is considered remote. Accordingly, no contingent liability is carried on the statement of financial condition for these guarantees.

See "Insured Deposit Account Agreement" in Note 10 for a description of a guarantee included in that agreement.

9. Fair Value Disclosures

ASC 820-10, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date.

9. Fair Value Disclosures (continued)

ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability, developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability, developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

- Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. This category includes active exchange-traded funds, money market mutual funds, mutual funds, and equity securities.

- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Such inputs include quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active and inactive markets, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or other means. This category includes most debt securities and other interest-sensitive financial instruments.

- Level 3 – Unobservable inputs for the asset or liability, where there is little, if any, observable market activity or data for the asset or liability.

9. Fair Value Disclosures (continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of September 30, 2013 (in millions):

	Level 1	Level 2	Level 3	Fair Value
Assets				
Cash equivalents:				
Money market mutual funds	$ 125	$ –	$ –	$ 125
Investments segregated for regulatory purposes:				
U.S. government debt securities	–	1,995	–	1,995
Securities owned:				
U.S. government debt securities	–	157	–	157
Other	1	1	–	2
Subtotal – Securities owned	1	158	–	159
Total assets at fair value	$ 126	$ 2,153	$ –	$ 2,279
Liabilities				
Securities sold, not yet purchased:				
Equity securities	$ 13	$ –	$ –	$ 13

There were no transfers between any levels of the fair value hierarchy during fiscal year 2013.

Valuation Techniques

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology applies to the Company's Level 1 assets and liabilities. If quoted prices in active markets for identical assets and liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable, either directly or indirectly. This pricing methodology applies to the Company's Level 2 assets and liabilities.

9. Fair Value Disclosures (continued)

<u>Level 2 Measurements</u>:

Debt Securities – Fair values for debt securities are based on prices obtained from an independent pricing vendor. The primary inputs to the valuation include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, contractual cash flows, benchmark yields, and credit spreads. The Company validates the vendor pricing by periodically comparing it to pricing from another independent pricing service. The Company has not adjusted prices obtained from the independent pricing vendor because no significant pricing differences have been observed.

Fair Value of Financial Instruments Not Recorded at Fair Value

Cash and cash equivalents, securities borrowed/loaned, receivable from/payable to brokers, dealers, and clearing organizations, receivable from/payable to clients, receivable from/payable to affiliates, other receivables, and accounts payable and accrued liabilities are short-term in nature and, accordingly, are carried at amounts that approximate fair value. Cash and cash equivalents include cash and highly-liquid investments with an original maturity of three months or less (categorized as Level 1 of the fair value hierarchy). Securities borrowed/loaned, receivable from/payable to brokers, dealers, and clearing organizations, receivable from/payable to clients, receivable from/payable to affiliates, other receivables, and accounts payable and accrued liabilities are recorded at or near their respective transaction prices and historically have been settled or converted to cash at approximately that value (categorized as Level 2 of the fair value hierarchy).

Cash and investments segregated and on deposit for regulatory purposes includes reverse repurchase agreements (securities purchased under agreements to resell). Reverse repurchase agreements are treated as collateralized financing transactions and are carried at amounts at which the securities will subsequently be resold, plus accrued interest. The Company's reverse repurchase agreements generally have a maturity of seven days and are collateralized by U.S. Treasury securities in amounts exceeding the carrying value of the resale agreements. Accordingly, the carrying value of reverse repurchase agreements approximates fair value (categorized as Level 2 of the fair value hierarchy). In addition, this category includes cash held in demand deposit accounts, for which the carrying value approximates fair value (categorized as Level 1 of the fair value hierarchy). See Note 3 for a summary of cash and investments segregated and on deposit for regulatory purposes.

10. Related-Party Transactions

Allocated Costs from Affiliates Based on Expense Sharing Agreements

The Company is allocated costs from entities related by common ownership.

Clearing Agreement

The Company earns clearing fees from TD Ameritrade, Inc. for clearing services provided on behalf of introduced clients pursuant to the provisions of a clearing agreement. The Company also shares a portion of transaction fees, net interest, and other revenues with TD Ameritrade, Inc. pursuant to the revenue sharing provisions of the clearing agreement, for introducing and servicing these clients.

Income Taxes

The Company settles consolidated and combined current income tax payables and receivables with the Parent periodically, as amounts become due to or from the taxing authorities. Payable to affiliates on the statement of financial condition includes $20 million of income taxes payable to the Parent as of September 30, 2013.

Transactions with The Toronto-Dominion Bank and Affiliates

The Toronto-Dominion Bank (TD) is an affiliate of the Parent, owning approximately 42% of the Parent's common stock as of September 30, 2013. The Company transacts business and has extensive relationships with TD and certain of its affiliates. Transactions with TD and its affiliates are discussed and summarized below.

10. Related-Party Transactions (continued)

Insured Deposit Account Agreement

Through December 31, 2012, TD Ameritrade, Inc., TD Ameritrade Trust Company (TDATC), an indirect wholly owned subsidiary of the Parent, and the Company (together, the Ameritrade Companies) were party to an insured deposit account (IDA) agreement, dated as of December 19, 2009, with TD Bank USA, N.A. (TD Bank USA), TD Bank, N.A., and TD (the old IDA agreement). Under the old IDA agreement, TD Bank USA and TD Bank, N.A. (together, the Depository Institutions) made available to clients of TD Ameritrade, Inc. and TDATC FDIC-insured money market deposit accounts as either designated sweep vehicles or as non-sweep deposit accounts. TD Ameritrade, Inc. and TDATC provided marketing and support services for the Depository Institutions, and the Company acted as agent for the clients of TD Ameritrade, Inc. and as record-keeper for the Depository Institutions, in each case with respect to the money market deposit accounts. In exchange for providing these services, the Depository Institutions paid the Ameritrade Companies, collectively, an aggregate marketing fee based on the weighted average yield earned on the client IDA assets, less the actual interest paid to clients, a flat servicing fee to the Depository Institutions of 25 basis points, and the cost of FDIC insurance premiums.

The fee earned on the old IDA agreement was calculated based on two primary components: (a) the yield on fixed-rate "notional" investments, based on prevailing fixed rates for identical balances and maturities in the interest rate swap market (generally LIBOR-based) at the time such investments were added to the IDA portfolio (including any adjustments required to adjust the variable rate leg of such swaps to a one-month reset frequency and the overall swap payment frequency to monthly) and (b) the yield on floating-rate investments, based on the monthly average rate for 30-day LIBOR. The agreement provided that, from time to time, TD Ameritrade, Inc. may request amounts and maturity dates for the fixed-rate notional investments in the IDA portfolio, subject to the approval of the Depository Institutions. For example, if TD Ameritrade, Inc. requested (and the Depository Institutions agreed) that $100 million of deposits should be invested in 5-year fixed-rate investments, and on the day such investment was approved the prevailing fixed yield for the applicable 5-year U.S. dollar LIBOR-based swaps was 1.00%, then the Ameritrade Companies would collectively earn a gross fixed yield of 1.00% on that portion of the portfolio (before any deductions for interest paid to clients, the flat 25 basis point servicing fee to the Depository Institutions, and the cost of FDIC insurance premiums). The interest rates paid to clients were set by the Depository Institutions and were not linked to any index.

10. Related-Party Transactions (continued)

On January 17, 2013, the Ameritrade Companies entered into a new IDA agreement among the same parties (the new IDA agreement), which superseded and replaced the old IDA agreement. The new IDA agreement became effective as of January 1, 2013 and has an initial term expiring July 1, 2018. It is automatically renewable for successive five-year terms, provided that it may be terminated by either the Ameritrade Companies or the Depository Institutions by providing written notice of non-renewal at least two years prior to the initial expiration date or the expiration date of any subsequent renewal period. The marketing fee calculation under the new IDA agreement is substantially similar to the old IDA agreement, with certain significant differences described below.

The new IDA agreement provides that TD Ameritrade, Inc. may designate amounts and maturity dates for the fixed-rate notional investments in the IDA portfolio, subject to certain limitations. In the event that (1) the federal funds effective rate is established at 0.75% or greater and (2) the rate on 5-year U.S. dollar interest rate swaps is equal to or greater than 1.50% for 20 consecutive business days, then the rate earned by the Ameritrade Companies on new fixed-rate notional investments will be reduced by 20% of the excess of the 5-year U.S. dollar swap rate over 1.50%, up to a maximum of 0.10%.

Under the new IDA agreement, the yield on floating-rate investments is calculated daily based on the greater of the following rates published by the Federal Reserve: (1) the interest rate paid by Federal Reserve Banks on balances held in excess of required reserve balances and contractual clearing balances under Regulation D and (2) the daily effective federal funds rate.

As of September 30, 2013, the IDA portfolio was comprised of approximately 79% fixed-rate notional investments and 21% floating-rate investments.

The servicing fee to the Depository Institutions under the new IDA agreement is equal to 25 basis points on the aggregate average daily balance in the IDA accounts, subject to adjustment as it relates to deposits of less than or equal to $20 billion kept in floating-rate investments or in fixed-rate notional investments with a maturity of up to 24 months (short-term fixed-rate investments). For floating-rate and short-term fixed-rate investments, the servicing fee is equal to the difference of the interest rate earned on the investments less the FDIC premiums paid (in basis points), divided by two. The servicing fee has a floor of 3 basis points (subject to adjustment from time to time to reflect material changes to the Depository Institutions' leverage costs) and a maximum of 25 basis points.

10. Related-Party Transactions (continued)

Under both the new and old IDA agreements, in the event the marketing fee computation results in a negative amount, the Ameritrade Companies collectively must pay the Depository Institutions the negative amount. This effectively results in the Ameritrade Companies guaranteeing the Depository Institutions revenue equal to the servicing fee on the IDA agreement, plus the reimbursement of FDIC insurance premiums. The marketing fee computation under the IDA agreement is affected by many variables, including the type, duration, principal balance, and yield of the fixed-rate and floating-rate investments, the prevailing interest rate environment, the amount of client deposits, and the yield paid on client deposits. Because a negative marketing fee computation would arise only if there were extraordinary movements in many of these variables, the maximum potential amount of future payments the Company could be required to make under this arrangement cannot be reasonably estimated. Management believes the potential for the marketing fee calculation to result in a negative amount is remote. Accordingly, no contingent liability is carried on the statement of financial condition for the IDA agreement.

In addition, the Company has various other services agreements and transactions with TD and its affiliates.

10. Related-Party Transactions (continued)

Receivables from and Payables to Affiliates

The following table summarizes the classification and amount of receivables from and payables to affiliates on the statement of financial condition resulting from related-party transactions as of September 30, 2013 (in millions):

Assets		
Securities borrowed from TD and affiliates		$ 1
Receivable from affiliates:		
Receivable from TD and affiliates	$ 103	
Receivable from entities related by common ownership	13	
Total		$ 116
Liabilities		
Securities loaned to TD and affiliates		$ 115
Payable to affiliates:		
Payable to TD and affiliates	$ 1	
Payable to entities related by common ownership	50	
Total		$ 51

Securities borrowed and securities loaned are settled in accordance with customary contractual terms. Receivables from and payables to TD Ameritrade, Inc. and TD affiliates resulting from client cash sweep activity are generally settled in cash the next business day. Other receivables from and payables to affiliates are generally settled in cash on a monthly basis.

11. Subsequent Event

On November 13, 2013, the Company paid a $100 million cash dividend to TDAOH.